FORM U-3A-2
                                                                File No. 1-7924
                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, DC

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                             VALLEY RESOURCES, INC.
                                (Name of Company)


hereby files with the Securities Exchange Commission, pursuant to Rule

2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, claim for the following information:



Item 1:  Valley Resources, Inc., RI; Cumberland, Rhode Island, Holding Company.

         Subsidiaries:

           Valley Gas Company, RI; Cumberland, Rhode Island; gas distribu-

             tion within Rhode Island.

           Valley Appliance and Merchandising Company, RI; Cumberland,

             Rhode Island; selling and leasing of merchandise.

           Rhode Island Development and Exploration Company, RI; Cumber-

             land, Rhode Island; an inactive company.

           Valley Propane, Inc., RI; Cumberland, Rhode Island; selling of propane gas.

           Morris Merchants, Inc., MA; Canton, Massachusetts; a manufac-

             turers' representative of gas-fired equipment, plumbing and heating supplies.

           Bristol and Warren Gas Company, RI; Bristol, Rhode Island; gas

             distribution within Rhode Island.

           The New England Gas Company, RI; Bristol, Rhode Island; an inactive company.

Form U-3A-2
File No. 1-7924
Page 2



Item 2:  Valley Resources, Inc. (Holding Company)

           Valley Gas Company, 1595 Mendon Road, Cumberland, Rhode Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

           Bristol and Warren Gas Company, 25 Gooding Avenue, Bristol, Rhode

           Island; owns gas manufacturing plant and gas distribution facilities all of which are located in Rhode Island.

Item 3:  Valley Resources, Inc. (Holding Company)

         Valley Gas Company:

           (a)  6,351,450 Mcf natural or manufactured gas distributed at retail

           (b)  None

           (c)  52,859 Mcf of natural gas sold at wholesale off system outside the State of Rhode Island

           (d)  1,054,532 Mcf natural gas purchased outside the State of Rhode

                Island

         Bristol and Warren Gas Company:

           (a)  700,424 Mcf natural or manufactured gas distributed at retail

           (b)  None

           (c)  None

           (d)  133,838 Mcf natural gas purchased outside the State of

                Rhode Island

Item 4:  Valley Resources, Inc. (Holding Company)

           (a)  None

           (b)  None

           (c)  None

           (d)  None

           (e)  None

                                    Exhibit A

           Consolidating Statements of Income for the 12 Months Ended

           December 31, 1995

           Consolidating Balance Sheets at December 31, 1995



                                    Exhibit B

           Financial Data Schedule

                                    Exhibit C

           Not Applicable





          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February,

1996.





                                                 VALLEY RESOURCES, INC.
                                                   (Name of Claimant)


                                        By          Kenneth W. Hogan
                                             Senior Vice President, CFO and
                                                        Secretary





Attest:


S/Patricia A. Morrison
Patricia A. Morrison, Assistant Secretary

Name, title and address of officer to whom notices and correspondence con-

cerning this statement should be addressed:



S/K. W. Hogan
K. W. Hogan                 Senior Vice President
   (Name)                             (Title)

1595 Mendon Road, Cumberland, Rhode Island  02864
                 (Address)

Exhibit A
                                                       VALLEY RESOURCES, INC.
                                                     CONSOLIDATING BALANCE SHEET
                                                          DECEMBER 31, 1995



                               Valley      Valley     Bristol &                     Valley     Morris    Reclass. &
                             Resources       Gas       Warren        VAMCO   RIDEC  Propane    Merchants Eliminations  Consolidated
ASSETS
Utility Plant                            $66,308,155 $ 8,398,097                                                       $74,706,252
Accumulated Depreciation                  22,990,848   2,947,171                                                        25,938,019

  Net Utility Plant                       43,317,307   5,450,926                                                        48,768,233

Leased Property-Net                        1,664,810      97,138                                                         1,761,948

Nonutility Property-Net                                          $3,021,962        $  350,752 $  172,282                 3,544,996

Investment in Subsidiaries  $26,354,926                                                                  $(26,354,926)         -0-
Other Investments               208,695                1,255,318                                                         1,464,013
                             26,563,621          -0-   1,255,318        -0-  $-0-         -0-        -0-  (26,354,926)   1,464,013

Note Receivable               1,905,000                                                                    (1,905,000)         -0-

CURRENT ASSETS:
  Cash                          620,092    1,880,959  (1,817,045)                                167,188                   851,194
  Accounts Receivable         2,173,594   15,128,002     925,003  1,346,947           744,752  1,911,369   (9,996,126)  12,233,541
  Deferred Fuel Costs                            -0-         -0-                                                               -0-
  Unbilled Gas Costs                       2,379,837         -0-                                                         2,379,837
  Fuel & Other Inventories                 3,257,771     439,816    166,134            16,863  1,355,525                 5,236,109
  Prepayments & Other                        389,390      22,561                                  54,218                   466,169
  Common Stock Held for
    Drip                        110,125                                                                                    110,125
    Total                     2,903,811   23,035,959    (429,665) 1,513,081           761,615  3,488,300   (9,996,126)  21,276,975

DEFERRED DEBITS:
  Prepaid Pensions            5,511,906      242,011                                                                     5,753,917
  Other                             -0-   12,346,882   1,172,318    339,615           354,716     25,598                14,239,129
    Total                     5,511,906   12,588,893   1,172,318    339,615   -0-     354,716     25,598          -0-   19,993,046

  Total Assets              $36,884,338  $80,606,969 $ 7,546,035 $4,874,658  $-0-  $1,467,083 $3,686,180 $(38,256,052) $96,809,211

Exhibit A
                                                       VALLEY RESOURCES, INC.
                                                     CONSOLIDATING BALANCE SHEET
                                                          DECEMBER 31, 1995


                            Valley      Valley    Bristol &                          Valley     Morris    Reclass. &
                          Resources      Gas        Warren       VAMCO     RIDEC     Propane    Merchants Eliminations Consolidated

LIABILITIES & CAPITALIZATION
COMMON EQUITY:
  Common Stock           $ 4,260,797 $10,700,000  $  100,000  $      500 $     500  $    2,500 $    3,200 $(10,806,700) $ 4,260,797
  Paid in Capital         18,029,271   1,577,808   2,701,974     488,466    20,440     569,101      4,064   (5,361,853)  18,029,271
  Retained Earnings        5,249,442   6,348,884    (248,969)  1,809,277  (161,750)    573,233  1,865,698  (10,186,373)   5,249,442
    Total                 27,539,510  18,626,692   2,553,005   2,298,243  (140,810)  1,144,834  1,872,962  (26,354,926)  27,539,510
Less:  Accts. Rec. ESOP                                                                                     (3,142,200)  (3,142,200)
    Total                 27,539,510  18,626,692   2,553,005   2,298,243  (140,810)  1,144,834  1,872,962  (29,497,126)  24,397,310
LONG-TERM DEBT:
  First Mortgage Bonds:
  8.0% Series                         20,247,000                                                                         20,247,000
    Total                        -0-  20,247,000         -0-         -0-       -0-         -0-        -0-          -0-   20,247,000

  Note Payable             3,543,937   2,200,000                                                                          5,743,937
    Total                  3,543,937  22,447,000         -0-         -0-       -0-         -0-        -0-          -0-   25,990,937

Oblig. Under Cap Lease                   926,144      77,398                                                              1,003,542
CURRENT LIABILITIES:
  Current Matur-LTD          500,000         -0-                                                                            500,000
  Note Payable                        16,185,028   1,653,000                                                (2,638,028)  15,200,000
  Oblig. Under Cap
    Lease                                738,666      19,740                                                                758,406
  Accounts Payable         2,575,328   3,726,670   1,621,997   1,271,538   140,810     113,002  1,479,091   (4,960,746)   5,967,690
  Security Deposits and
    Refunds                              950,564     168,959                             6,410                            1,125,933
  Dividends Declared         766,943     374,500     105,900     281,500               127,500    270,752   (1,160,152)     766,943
  Taxes Accrued                         (423,375)    (27,283)                                      46,191                  (404,467)
  Def. Federal Inc Taxes                                                                                                        -0-
  Deferred Fuel Costs                  2,338,675     373,296                                                              2,711,971
  Other                       49,195     926,444      51,268      49,991                  (723)    42,668                 1,118,843
    Total                  3,891,466  24,817,172   3,966,877   1,603,029   140,810     246,189  1,838,702   (8,758,926)  27,745,319
DEFERRED CREDITS:
  Unamort Invest Credit                  751,597      21,545                                                                773,142
  Other                                5,320,362     304,378     230,299                                                  5,855,039
    Total                              6,071,959     325,923     230,299                                                  6,628,181

Def. Federal Inc Taxes     1,909,425   7,718,002     622,832     743,087                76,060    (25,484)               11,043,922

  Total Liab & Capital   $36,884,338 $80,606,969  $7,546,035  $4,874,658 $     -0-  $1,467,083 $3,686,180 $(38,256,052) $96,809,211

Exhibit A
                                                       VALLEY RESOURCES, INC.
                                                   CONSOLIDATING INCOME STATEMENT
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995


                            Valley      Valley    Bristol &                       Valley      Morris
                          Resources      Gas      Warren       VAMCO     RIDEC    Propane     Merchants  Eliminations  Consolidated


OPERATING REVENUES:
  Utility Gas Revenues               $51,345,021  $4,727,991                                                            $56,073,012
  Nonutility Revenues    $      -0-                           $3,416,455          $1,657,786  $13,675,108  $       -0-   18,749,349
    Total                       -0-   51,345,021   4,727,991   3,416,455     -0-   1,657,786   13,675,108          -0-   74,822,361

OPERATING EXPENSES:
  Cost of Gas Sold                    26,961,476   2,618,395                                                             29,579,871
  Cost of Sales-
    Nonutility                                                 1,476,423             673,848   11,029,064                13,179,335
  Operations               (319,042)  13,012,004     854,548     924,810             562,051    2,065,116     (198,761)  16,900,726
  Maintenance                          1,310,673     169,612                          34,935                              1,515,220
  Depreciation                         1,965,467     209,779     439,814              77,628       48,273                 2,740,961
  Taxes-Other Than FIT                 3,454,848     271,598     106,674              65,255       69,019                 3,967,394
  Taxes-Federal Income      134,161      178,776      63,435     200,624              93,893      198,970                   869,859
    Total                  (184,881)  46,883,244   4,187,367   3,148,345           1,507,610   13,410,442     (198,761)  68,753,366

Operating Income            184,881    4,461,777     540,624     268,110     -0-     150,176      264,666      198,761    6,068,995
Equity in Earnings
  of Subsidiaries         2,547,002                                                                         (2,547,002)         -0-
Other Income-Before FIT     286,532      350,550     (73,135)    105,308              16,245       62,977     (508,361)     240,116
FIT-Net of ITC                           103,908      (7,096)                                                                96,812
Total Income              3,018,415    4,708,419     474,585     373,418     -0-     166,421      327,643   (2,856,602)   6,212,299

INTEREST CHARGES:
  Long Term Debt            203,819    1,691,383                                                                          1,895,202
  Other                                1,462,928     352,223                                                  (309,600)   1,505,551
  Capitalized Interest                    (3,050)                                                                            (3,050)
    Total                   203,819    3,151,261     352,223         -0-     -0-         -0-          -0-     (309,600)   3,397,703

Net Income (Loss)        $2,814,596  $ 1,557,158  $  122,362  $  373,418 $        $  166,421  $   327,643  $(2,547,002) $ 2,814,596

Average Number of Common
  Shares Outstanding                                                                                                      4,260,797


Earnings Per Average
  Common Share (Loss)                                                                                                         $0.66